August 31, 2005


By facsimile to (212) 836-8689 and U.S. Mail


Mr. Andre Heroux
President and Chief Executive Officer
MAAX Holdings, Inc.
9224 73rd Avenue North
Brooklyn Park, MN 55428

Re:	MAAX Holdings, Inc.
	Amendment No. 2 to Registration Statement on Form S-4
	Filed August 22, 2005
File No. 333-125251

Dear Mr. Heroux:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Ratio of Earnings to Fixed Charges, page 13

1. We have read your revised disclosures provided in response to prior comment 1 in our letter dated July 29, 2005. Please reconcile your textual disclosures which indicate that you had a $7.1 million deficiency for 270-day period ended February 28, 2005 to your tabular disclosure which indicates your ratio for that period was 1.0x.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 47

Critical Accounting Policies, page 48

2. We note your revised disclosures provided in response to prior comment 4 and have the following additional comments.

		Goodwill

* Please tell us how you identified each component within your bathroom and spa segments. Tell us how you determined it was appropriate to aggregate the components of the bathroom and spa segments. Specifically address how you determined that the components within these two reporting units are economically similar.
Refer to EITF Topic D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. Expand your disclosures to identify the components you have aggregated in your bathroom and spa segments.

* You indicate that "Goodwill acquired in the June 2004 Transactions was allocated entirely to the bathroom segment since he fair values of the kitchen and spas segments...showed that they were equal to the amounts allocated to the tangible and intangible assets acquired and liabilities assumed. You then state, "The value attributed to goodwill for the bathroom..." Based on this disclosure, it is unclear to us whether the fair value of the bathroom segment as calculated using the discounted cash flow method supports the allocation of the entire amount of goodwill acquired in the June Transaction. Please revise your disclosures accordingly.

* You indicate that "The discounted cash flows of the kitchen and spas segments were negatively impacted because they were considered non-core businesses in our strategy after the consummation of the June 2004 Transaction." Expand Management`s Discussion and Analysis to fully discuss your plans with regard to your kitchen and spas segments. Clarify what you mean by non-core businesses. Specifically address whether management intends to allocate resources to these segments and how your designation of these segments as non-core businesses will impact their future operating results.



Intangible Assets

* You indicate in your revised disclosures that no value was allocated to the intangible assets such as brand names and multi-channel distribution network associated with your kitchen and spa segments because they do not have leading brand names that outperform others or that could generate a premium profit related to a brand name. As previously requested, reconcile this belief with your disclosures on pages 64 and 66 which address Kitchen Cabinetry and Spa brands as "key" and your discussion under multi-channel distribution network that "by offering a differentiated set of products in each distribution channel, we enable our customers to enjoy higher margins since their customers cannot readily compare products across channels."

* You indicate that in determining the weighted average useful life of 24.5 years for your distribution network management relied on the historical average client relationship of your major customers. Reconcile the 24.5 years weighted average life to your disclosure at the bottom of page 66 which indicates that you have an average relationship of a decade with your top ten customers. Tell us how much revenue your top 10 customers represent and why the average lives of these relationships would not be more indicative of the weighted average useful life of your distribution network.

* You indicate that the 15 year useful life for the Enterprise Resources Planning System, or ERPS, is based on the fact that the costs incurred in the implementation of this system represent the base on which future modules and upgrades will be built and that this base will remain useful even in the event of future upgrades to the current software. This disclosure does not provide sufficient evidence to support its fifteen year useful life. Your evidence must overcome the presumption set forth in paragraph 37 of SOP 98-1 which states "Given the history of rapid changes in technology, software often has had a relatively short useful life."

* You indicate that ERPS is undergoing implementation throughout the bathroom sector of your company. Confirm that ERPS has not been or will not be implemented throughout the kitchen or bathroom segments.
Otherwise, address why this intangible asset is included with these segments as well.

Controls and Procedures, page 62

3. Your statement that "Our disclosure controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to allow timely decisions regarding required disclosure, and that information required to be disclosed is recorded, processed, summarized and reported as and when required."
continues to refer to an incomplete definition of disclosure controls and procedures under Rules 13a-15(e) and 15d-15(e). Please revise your disclosures accordingly.

9.  Income Taxes, page F-40

4. We have read your revised disclosures provided in response to prior comment 12 in our letter dated July 29, 2005. We have the following comments regarding your reconciliation as shown on page
F-
41:

* As previously requested, please provide clarifying disclosure as to what the line item "change in tax rate related to foreign income and other differences" represents, both for the fiscal year ended February 29, 2004 and the 270-day period ended February 28, 2005. While your revised disclosures delineate more reconciling items, they do not fully address our concern as to what comprises this significant component of your tax expense.

* Given the significant impact the changes in your valuation allowance have had on your income taxes, expand your disclosures within MD&A or Critical Accounting Policies to address the negative evidence you identified in your determination that it was more likely
than not that a portion of your deferred tax assets related to your
operating losses carried forward on your Canadian and European
subsidiaries are not realizable.   Please explain to us how you
have
determined that operating losses carried forward on your Canadian and
European subsidiaries are less likely than not to be realized for periods mentioned above. Refer to paragraph 20 of SFAS 109. Also, please quantify the assets at risk. Please provide these clarifying disclosures in the note as well.

* Disclose the (a) the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes and (b) any portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill or other noncurrent intangible assets of an acquired entity or directly to contributed capital. Refer to paragraph 48 of SFAS 109.

* Disclose why it was necessary to revise the components that impacted your reconciliation of your statutory rates to your effective tax rates.

10.  Capital Stock, page F-43

5. We have read your response to prior comment 13 in our letter dated
July 29, 2005 as well as your revised disclosures on page F-43:

* It is unclear to us why you believe paragraph 37 of SFAS 123 is the appropriate authoritative literature for this transaction. In this regard, you indicate that the option to participate in the redemption was made to all stockholders but that most of management chose not to participate in the redemption. Paragraph 37 of SFAS 123 relates to the repurchase of equity instruments issued to employees.

* Based on your disclosure that the cash consideration represented the estimated fair value of the shares at that time as determined by the Board of Directors, it is unclear to us why you refer to a "premium paid on redemption of common shares" within your Consolidated Statement of Stockholders` Equity and why such amount is reflected as an adjustment to retained earnings. Such reference implies a purchase of treasury shares in excess of market. Refer to
TB 85-6.

* Expand your disclosure herein or within your critical accounting policies to provide a comprehensive discussion of the significant factors and assumptions underlying your valuation method to estimate
the fair value of your common stock.   Specifically address what
underlying assumptions were modified such that the deemed fair value of your common stock went from $16.56 as of June 2004 to $20.24 as of
December 10, 2004.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, you may wish to provide us with marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you believe that compliance with any of the comments is inappropriate, provide the basis for your position in your response. We may have additional comments after we review the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since MAAX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If MAAX requests acceleration of the registration statement`s effectiveness, MAAX should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MAAX from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* MAAX may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that MAAX provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,


Pamela A. Long

Assistant Director

cc:	Stephen C. Koval, Esq.
	Kaye Scholer LLP
	425 Park Avenue
	New York, NY 10022



Mr. Andre Heroux
August 31, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE